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SEC Mail Processing Section
FEB 24 2010
Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dragonfly Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1310 S. Tryon Street, Suite 109
(No. and Street)

Charlotte (City) NC (State) 28203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don W. Millen. Jr. 704-342-3491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Pkwy, Ste 103 (Address) Charlotte (City) NC (State) 28277 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/2

OATH OR AFFIRMATION

I, Don W. Millen, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dragonfly Capital Partners, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Don Millen Jr.
Signature

President
Title

Whitney D Smith
Notary Public

WHITNEY D SMITH NOTARY PUBLIC UNION COUNTY, NC My Comm. Expires July 18, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Dragonfly Capital Partners, LLC
Charlotte, North Carolina

We have audited the accompanying balance sheets of Dragonfly Capital Partners, LLC (a North Carolina Limited Liability Company) as of December 31, 2009 and 2008 and the related statements of operations, member equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dragonfly Capital Partners, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 10-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 8, 2010

PCAOB #2688

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

DRAGONFLY CAPITAL PARTNERS, LLC

BALANCE SHEETS

December 31,

	2009	2008
ASSETS		
Cash and cash equivalents	$ 7,006	$ 48,775
Total assets	$ 7,006	$ 48,775
MEMBER EQUITY		
Member equity	$ 7,006	$ 48,775
Total member equity	$ 7,006	$ 48,775

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF OPERATIONS

For the years ended December 31,

	2009	2008
Fee income	$ 1,254,938	$ 1,279,944
Interest income	134	262
	1,255,072	1,280,206
Commissions	1,281,411	1,222,183
Licenses and permits	5,599	5,018
Rent	4,800	4,800
Utilities	1,200	1,200
Professional fees	2,615	4,740
Other operating expenses	1,216	858
	1,296,841	1,238,799
Net income (loss)	$ (41,769)	$ 41,407

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBER EQUITY

For the years ended December 31,

	2009	2008
Balance at beginning of year	$ 48,775	$ 7,368
Net income (loss)	(41,769)	41,407
Balance at end of year	$ 7,006	$ 48,775

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (41,769)	$ 41,407
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Prepaid expenses	-	-
Net cash provided by (used in) operating activities	(41,769)	41,407
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(41,769)	41,407
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	48,775	7,368
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,006	$ 48,775

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Dragonfly Capital Partners, LLC, a North Carolina limited liability company, was formed in November, 2002. The company is a merchant-banking firm headquartered in Charlotte, North Carolina, serving small and middle-market companies in the southeastern United States. The company offers unbiased advice and assistance to clients regarding private capital placements, mergers and acquisitions, and other financial assignments.

At December 31, 2009, Dragonfly Capital Partners, LLC was a member in good standing with the Security Investor Protection Corporation (SIPC).

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company.

SUPPLEMENTAL INFORMATION

DRAGONFLY CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL

December 31,

	2009	2008
COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$ 7,006	$ 48,775
Deduct ownership equity not allowable for net capital	-	-
Total ownership equity qualified for net capital	7,006	48,775
Liabilities subordinated to claims of general creditors	-	-
Total nonallowable assets (Central Registration Depository and Prepaids)	292	103
Haircuts on Securities (15C3-1(F) - Short Term Certificate of Deposit	45	
Net capital	$ 6,669	$ 48,672
COMPUTATION OF NET CAPITAL REQUIREMENT		
(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ -	$ -
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries	5,000	5,000
Net capital requirement (greater of A or B above)	5,000	5,000
Excess net capital	1,669	43,672
Excess net capital at 1000% (Net capital less 10% of total aggregate indebtedness)	$ 6,669	$ 48,672
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness (Accounts payable)	-	-
Percentage of aggregate indebtedness to net capital	0.00%	0.00%

See notes to financial statements

Dragonfly Capital Partners, LLC

CRD #125199
FYE 12/31/09

Oath/Affirmation of Truthfulness

Dragonfly Capital Partners, LLC ("DFCP") is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

The Financial Statements and computations of Net Capital for the period ending December 31, 2009 included herein are prepared according to General Accepted Accounting Procedures ("GAAP") and are true and correct.

Don W. Millen, Jr.
President

Dragonfly Capital Partners, LLC
CRD #125199
FYE 12/31/09

SEC Rule 17a-5(d)(4) – Reconciliation Statement

Dragonfly Capital Partners, LLC ("DFCP") is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

No material differences exist between the DFCP's audited Net Capital computation under SEC Rule15c3-1 and its Focus IIA quarterly filing under 17a-5(a).

Don W. Millen, Jr.
President

Dragonfly Capital Partners, LLC

CRD #125199

FYE 12/31/09

SEC Rule 15c3-3 Reserve Requirement

Dragonfly Capital Partners, LLC ("DFCP") is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

DFCP does not hold customer funds or safe keep customer securities and operates pursuant to SEC Rule 15c3-3(k)(2)(i).

DFCP is thus exempt from the reserve requirements under SEC Rule 15c3-3.

Don W. Millen, Jr.

President

Dragonfly Capital Partners, LLC

CRD #125199
SEC 8-65772
FYE 12/31/09

SEC Rule Section 240.17a-5(j) – Accountant's Report on Material Inadequacies

Under SEC Rule 17a-5(j) and 17a-5(g), no material inadequacies were found to exist at Dragonfly Capital Partners, LLC ("DFCP") as the result of our audit for the year ended December 31, 2009.

As stated in our Independent Auditor's Report, the financial statements of DFCP including the computation of aggregate indebtedness and net capital under 17a-3(a)(11) were presented in accordance with generally accepted accounting principles. SEC Rule 17a-5(g)(1)(i).

No securities were held by DFCP at December 31, 2009 and DFCP was in compliance with SEC Rule 17a-5(g)(1)(ii), (iii) and (iv)

This note shall serve as a supplemental report to the December 31, 2009 audit report of DFCP.

Vance Flouhouse of Hayes PLLC

Charlotte, North Carolina
February 8, 2010

Dragonfly Capital Partners, LLC

CRD #125199

FYE 12/31/09

SEC Rule 17a-5(e)(4) – Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC)

To the Members
Dragonfly Capital Partners, LLC
1310 S. Tryon St., Suite 109
Charlotte, NC 28203

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Dragonfly Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Dragonfly Capital Partners, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Dragonfly Capital Partners, LLC's management is responsible for the Dragonfly Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences2;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the

year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

This note shall serve as a supplemental report to the December 31, 2009 audit report of Dragonfly Capital Partners, LLC.

Charlotte, North Carolina
February 8, 2010

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION

DRAGONFLY CAPITAL PARTNERS, LLC

DECEMBER 31, 2009

DRAGONFLY CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

	PAGE
SEC FORM X-17A-5	1
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
BALANCE SHEETS	4
STATEMENTS OF OPERATIONS	5
STATEMENTS OF CHANGES IN MEMBER EQUITY	6
STATEMENTS OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8
SUPPLEMENTAL INFORMATION	
COMPUTATION OF NET CAPITAL	10
OATH/AFFIRMATION OF TRUTHFULNESS	11
SEC RULE 17a-5(d)(4) RECONCILIATION STATEMENT	12
SEC RULE 15c3-3 RESERVE REQUIREMENT	13
SEC RULE 240.17a-5(j) ACCOUNTANT'S REPORT ON MATERIAL INADEQUACIES	14
SEC RULE 17a-5(e)(4) SIPC SUPPLEMENTAL STATEMENT	15